PANAMA DREAMING INC.

Edificio Torre El Cangrejo

Segundo piso, Of. No2

Panama City, Panama 0823-03260

December 12, 2011

Mark P. Shuman

Legal – Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549

                                                                                    RE:      Panama Dreaming Inc.

                                                                                                Amendment No. 2 to

                                                                                                Registration Statement on Form S-1

                                                                                                File No. 333-176312

                                                                                                Filed on October 26, 2011

Dear Mr. Shuman:

            In response to your letter dated November 14, 2011, please be advised as to the following:

General.

1.      The Company has updated the registration statement to include it financial position for the period ended September 30, 2011.

Prospectus Cover Page.

2.      The prospectus cover page has been revised as requested.

Dilution of the Price you Pay for Your Shares, page 13.

3.      The section has been revised to properly reflect the correct amount of dilution.

Item 17. Undertakings, page 48.

4.      The section has been revised as requested.

            Thank you for your time and assistance. Feel free to contact me at our contact information above if you have any questions.

Sincerely,

/s/ MIGUEL MIRANDA

Miguel Miranda, President and CEO